Polaris Industries Inc.
2100 Highway 55
Medina, Minnesota
55340
November 12, 2007
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Daniel Morris, Esq., Attorney-Advisor

Re:	Polaris Industries Inc.
Definitive 14A
Filed March 1, 2007
File No. 001-11411
Dear Mr. Morris:
On behalf of Polaris Industries Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) set forth in a letter dated September 26, 2007, concerning the executive compensation disclosure contained in the Company’s definitive proxy statement filed with the SEC on March 1, 2007. For your convenience, each numbered paragraph corresponds to the numbered paragraphs of the September 26, 2007 comment letter, followed by the Company’s response to the Staff’s comments. When our responses refer to additional disclosure, we are referring to future filings to be made by the Company including, without limitation, the Company’s proxy statement for its 2008 annual meeting of shareholders.
Compensation Committee, page 9
1.	Please more fully disclose the functions performed by your compensation consultants. Your disclosure should address, for each compensation consultant, the nature and scope of their assignment, including their role in determining and recommending compensation and any other material elements of the consultants’ functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Mr. Daniel Morris, Esquire
Securities and Exchange Commission
Nov. 12, 2007

Response: The Company will more fully disclose the functions performed by the compensation consultant to the Compensation Committee of the Company’s Board of Directors (the “Committee”), including, without limitation, the nature and scope of their assignment, including their role in determining and recommending compensation and any other material elements of the consultant’s functions in conformance with Item 407(e)(3)(iii) of Regulation S-K.
2.	You indicate that the committee may delegate to “senior management” the authority to approve certain equity awards. Please identify the persons encompassed by the team “senior management”. Refer to Item 402(b)(2)(xv) of Regulation S-K.

Response: The Committee has delegated to the Chief Executive Officer of the Company the authority to approve certain equity awards to employees in connection with their initial employment by the Company, promotion within the Company or superior achievement. The Chief Executive Officer of the Company will be specifically identified as having such delegated authority in conformance with Item 402(b)(2)(xv) of Regulation S-K.
Certain Relationships and Related Transactions, page 11
3.	Please provide the specific disclosure required by Item 404 of Regulation S-K.

Response: The Company will provide the specific disclosure required by Item 404 of Regulation S-K.
Election of Directors, page 15
4.	We note that, regarding Mr. Van Dyke, you have not included the additional disclosure specified in Regulation S-K Item 407(c)(2)(vii) regarding nominees for director that at the time of their nomination are not directors standing for re-election or are executive officers. Please include this disclosure, when required, in your proxy statement. See Question 3.02 of Item 407 Compliance Disclosure and Interpretations available on our website.

Response: The Company will provide such disclosure when required, including, without limitation, for incumbent directors who have not previously stood for election by shareholders and has noted the answer to Question 3.02 of Item 407 of the Commission’s Compliance Disclosure and Interpretations.

Mr. Daniel Morris, Esquire
Securities and Exchange Commission
Nov. 12, 2007

Factors Considered in Determining Compensation, page 28
5.	Your disclosure indicates that you benchmark your compensation against both public and private companies. While you have identified the public benchmark companies, please also disclose the private benchmark companies. If you have benchmarked different elements of your compensation against different benchmarking groups, please disclose the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, to the extent actual compensation was outside of the disclosed targeted percentile ranges, please explain why.

Response: The Company will identify the private companies, if any, used as benchmarks for compensation purposes. The Company does not benchmark different elements of compensation against different benchmarking groups, but is mindful of the disclosure requirements of Item 402(b)(2)(xiv) of Regulation S-K. To the extent that actual compensation is outside of any disclosed targeted percentile ranges, the Company will provide an explanation.
6.	Please analyze how the compensation committee uses the tally sheet information to determine the amount of compensation to be paid to the named executive officers.

Response: The Company will disclose how the Committee uses tally sheet information to determine the amount of compensation to be paid to the named executive officers.
Elements of Executive Compensation, page 31
7.	Throughout your Compensation Discussion and Analysis, and as to each compensation element, please provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2006. For example, explain why the target percentages among the named executive officers differ and why negative discretion under the Senior Executive Plan was exercised for only two of your five named executive officers. As another example, it appears that you have not disclosed the specific bases upon which the size of each grant was determined for awards under your stock option plan and restricted stock plan. Although your disclosure provides some general information relating to these forms of compensation, please provide more detailed analysis and insight into how the committee makes actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. Please disclose the specific factors considered

Mr. Daniel Morris, Esquire
Securities and Exchange Commission
Nov. 12, 2007

by the committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402(b)(1)(v) of Regulation S-K.
Response: The Company will include in its Compensation Discussion and Analysis an analysis of how each level and form of compensation was arrived at, why the target percentages among the named executive officers differ and why negative discretion is exercised in some instances and not others. Additionally, the Company will disclose the specific bases upon which the size of each equity grant is determined for awards under its equity plans and provide more detailed analysis and insight into how the Committee makes actual payout determinations. The Company will also disclose the specific factors considered by the Committee in ultimately approving particular pieces of each named executive officer’s compensation package and describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.
8.	You provide limited discussion and analysis of the effect of individual performance on the different elements of compensation (such as base salary and annual and long-term incentive compensation) despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional disclosure analyzing how individual performance contributed to actual 2006 compensation for the named executive officers. For example, with respect to the Senior Executive Plan, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The Company will provide additional disclosure analyzing how individual performance contributed to actual compensation in conformance with Item 402(b)(2)(vii) of Regulation S-K.
9.	We note that you have disclosed your performance targets for the annual and long-term performance periods ending in 2005 and 2006. We also note that targets are set by the committee in January of each year. We remind you that the Compensation Discussion and Analysis should address actions regarding executive compensation that were taken after the end of your fiscal year. Accordingly, please disclose your post-2006 targets, to the extent they are known. To the extent you believe that disclosure of the targets is not required because it would

Mr. Daniel Morris, Esquire
Securities and Exchange Commission
Nov. 12, 2007

result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.
Response: The Company has most recently established targets based upon earnings per share growth for the annual performance based compensation component of its executive compensation strategy and based upon earnings per share growth and revenue growth for the longer term incentive compensation component of its executive compensation strategy. In its Compensation Discussion and Analysis, the Company will address actions regarding executive compensation that are taken after the end of the fiscal year otherwise addressed in such disclosure, including compensation targets established after the end of such fiscal year to the extent they are known. However, in the event that the Committee establishes target levels with respect to specific quantitative or qualitative performance-related factors or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the Company, the Company may choose not to make such disclosure to the extent that such exclusion is permitted under Instruction 4 to Item 402(b) of Regulation S-K. The Company confirms its understanding that the standard for determining whether disclosure would cause competitive harm to the Company is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Securities Exchange Act Rule 24b—2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. The Company also confirms that it understands that it is not required to seek confidential treatment under the procedures in Securities Act Rule 406 and Securities Exchange Act Rule 24b-2 if it determines that the disclosure would cause competitive harm in reliance on Instruction 4 to Item 402(b) of Regulation S-K; but, in that instance, the Company must discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed target levels or other factors.

Mr. Daniel Morris, Esquire
Securities and Exchange Commission
Nov. 12, 2007

The Company will also provide more disclosure regarding the factors considered by the Committee prior to awarding performance-based compensation.
Senior Executive Annual Incentive Compensation Plan, page 31
10.	On page 42, you indicated that performance objectives may be set based upon several different criteria, ranging from operating income to customer satisfaction. Please add disclosure discussing why you have in recent years selected earnings per share as the relevant measure for performance, rather than the other business criteria listed. Please clarify whether there were any other factors or criteria used in determining actual incentive compensation for each named executive officer.

Response: The Company will disclose why it considers the performance objectives selected to be a relevant measure for performance and will clarify whether there are other factors or criteria used in determining actual incentive compensation for each named executive officer.
Summary Compensation Table, page 38
11.	As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Tiller differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be disclosed on an individualized basis.

Response: The Company will provide a more detailed explanation of any material differences in compensation policies with respect to individual named executive officers, including a more detailed explanation of any substantial differences in the compensation paid to individual named executive officers and any policies or decisions relating to a named executive officer that are materially different than those policies and decisions relating to the other named executive officers.
Payments Made Upon Change in Control, page 49
12.	Where appropriate, please disclose the processes and procedures by which the Company determined the size and features of the termination and severance packages of its named executive officers. In addition, please disclose in your Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements.

Mr. Daniel Morris, Esquire
Securities and Exchange Commission
Nov. 12, 2007

Response: The Company will disclose the processes and procedures by which the size and features of the termination and severance packages of its named executive officers was determined and how these arrangements fit into the Company’s overall compensation objectives and affect the decisions made regarding other compensation elements.
13.	The descriptions of the employment and change in control agreements starting on page 53 is somewhat dense and relies too heavily on the use of legalistic and boilerplate descriptions of many of the terms of the agreements. Please provide concise disclosure of the material concepts that underlie these agreements and present your disclosure in a fashion that is readily understandable and that fits within your overall compensation discussion. Refer to Section VI of Commission Release 33-8732.

Response: The Company will provide a more concise and understandable disclosure of the material concepts underlying the Company’s employment and change of control agreements with cross-references, as appropriate, to the tables found elsewhere in the proxy statement for more detail..
Director Compensation, page 56
14.	Disclose all assumptions made in the valuation of awards in the option awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instructions to Regulations S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response: The Company will disclose all assumptions made in the valuation of awards in the option awards column of the directors’ compensation table by reference to a discussion of those assumptions in the Company’s financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis.
The Company acknowledges that:
(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Daniel Morris, Esquire
Securities and Exchange Commission
Nov. 12, 2007

(ii)	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional comments or questions regarding this response or we can otherwise be of assistance, please contact the undersigned at (763) 542-0542 or our outside legal counsel, James C. Melville of Kaplan, Strangis and Kaplan, P.A. at (612) 904-5613.
Very truly yours,

/s/ Michael W. Malone
Michael W. Malone
Vice President — Finance,
Chief Financial Officer and Secretary